UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Arcos Dorados Holdings Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

G0457F107

(CUSIP Number)

February 22, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0457F107

1.	Names of Reporting Persons Fideicomiso de Administración con Derecho de Reversión Identificado con el Número F/3871

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Mexican States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,492,701 (1)(2)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 6,492,701 (1)(2)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,492,701 (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.97% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)	All shares of Class A Common Stock of Arcos Dorados Holdings Inc. (the “Issuer”) held by Fideicomiso de Administración con Derecho de Reversión Identificado con el Número F/3871 (“Trust F/3871”) may be deemed to be beneficially owned by David Coppel Calvo as administrator of Trust F/3871.
(2)	As of February 22, 2023, 6,492,701 shares of the Issuer’s Class A Common Stock are held by Trust F/3871, representing 4.97% of the total number of shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2023, as reported in the Issuer’s Form 6-K filed on May 17, 2023. On December 31, 2022, 5,290,143 shares of the Issuer’s Class A Common Stock were held by Trust F/3871, which represented 4.05% of the total number of shares of the Issuer’s Class A Common Stock outstanding on December 31, 2022, as reported in the Issuer’s Form 6-K filed on March 15, 2023.

CUSIP No. G0457F107

1.	Names of Reporting Persons Contrato de Fideicomiso de Administración con Derecho de Reversión Número F/3989

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Mexican States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 302,419 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 302,419 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 302,419 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.23%

12.	Type of Reporting Person (See Instructions) OO

(1)	All shares of Class A Common Stock of the Issuer held by Contrato de Fideicomiso de Administración con Derecho de Reversión Número F/3989 (“Trust F/3989”) may be deemed to be beneficially owned by David Coppel Calvo as he holds sole power to decide and give investment orders or instructions on Trust F/3989.

CUSIP No. G0457F107

1.	Names of Reporting Persons David Coppel Calvo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Mexican States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,795,120 (1)(2)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 6,795,120 (1)(2)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,795,120 (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.20% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)	All Class A Common Stock of the Issuer held by Trust F/3871 and Trust F/3989 (the “Trusts”) may be deemed to be beneficially owned by David Coppel Calvo as administrator of Trust F/3871 and as he holds sole power to decide and give investment orders or instructions on Trust F/3989.
(2)	As of February 22, 2023, David Coppel Calvo may be deemed to beneficially own 6,795,120 shares of Class A Common Stock of the Issuer, representing 5.20% of the total number of shares of the Issuer’s Class A Common Stock outstanding as of March 31, 2023, as reported in the Issuer’s Form 6-K filed on May 17, 2023. As of December 31, 2022, David Coppel Calvo may be deemed to beneficially own 5,592,562 shares of Class A Common Stock of the Issuer, which he has sole voting and sole dispositive power over, which represented 4.28% of the total number of Class A Common Stock of the Issuer outstanding on December 31, 2022, as reported in the Issuer’s Form 6-K filed on March 15, 2023.

Explanatory Note

This amendment No. 1 to Schedule 13G (“Amendment”) is being jointly filed by the Reporting Persons (as defined below) to amend the Schedule 13G filed on December 17, 2021. This Amendment constitutes a combined amendment to report the Reporting Persons’ beneficial ownership as of December 31, 2022 and as of February 22, 2023. As reported herein, the aggregate amount beneficially owned by each Reporting Person as of December 31, 2022 and as of February 22, 2023, was 4.28% and 5.20%, respectively. As of December 31, 2022 and as of February 22, 2023, all shares of Class A Common Stock of the Issuer held by the Trusts may be deemed to be beneficially owned by David Coppel Calvo as administrator of Trust F/3871 and as he holds sole power to decide and give investment orders or instructions on Trust F/3989.

Item 1.
	(a)	Name of Issuer Arcos Dorados Holdings Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices Dr. Luis Bonavita 1294, Office 501 Montevideo, Uruguay, 11300 WTC Free Zone

Item 2.
(a)

Name of Person Filing

Fideicomiso de Administración con Derecho de Reversión Identificado con el Número F/3871 (“Trust F/3871”), Contrato de Fideicomiso de Administración con Derecho de Reversión Número F/3989 (“Trust F/3989”) and David Coppel Calvo (together, “Reporting Persons”)(1)

(b)

Address of Principal Business Office or, if none, Residence:

Trust F/3871 — Banco Invex, S.A.

Blvd. Manuel Avila Camacho 40 - piso 9

Col. Lomas de Chapultepec III sección

Del. Miguel Hidalgo, C.P. 11000

Ciudad de México, México

Trust F/3989 — Banco Invex, S.A.

Blvd. Manuel Avila Camacho 40 - piso 9

Col. Lomas de Chapultepec III sección

Del. Miguel Hidalgo, C.P. 11000

Ciudad de México, México

Mr. Coppel Calvo — Av. Kiki Murillo 101 - 20

Col. La Primavera, C.P. 80300

Culiacán, Sinaloa, México.

	(c)	Citizenship The Trusts are organized under the laws of the United Mexican States. Mr. Coppel Calvo is a citizen of the United Mexican States.

	(d)	Title of Class of Securities Class A Common Stock, no par value.

	(e)	CUSIP Number G0457F107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

(1)	Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and each expressly disclaims membership in a group.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.

(b) Percent of class: See the responses to Item 11 on the attached cover pages.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature page to follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2023

FIDEICOMISO DE ADMINISTRACIÓN CON DERECHO DE REVERSIÓN IDENTIFICADO CON EL NÚMERO F/3871

By:	INVEX S.A., as Trustee

By:	/s/ Francisco Javier Martínez García
	Name:	Francisco Javier Martínez García
	Title:	Delegado Fiduciario

By:	/s/ Pedro Izquierdo Rueda
	Name:	Pedro Izquierdo Rueda
	Title:	Delegado Fiduciario

CONTRATO DE FIDEICOMISO DE ADMINISTRACIÓN CON DERECHO DE REVERSIÓN NÚMERO F/3989

By:	INVEX S.A., as Trustee

By:	/s/ Francisco Javier Martínez García
	Name:	Francisco Javier Martínez García
	Title:	Delegado Fiduciario

By:	/s/ Pedro Izquierdo Rueda
	Name:	Pedro Izquierdo Rueda
	Title:	Delegado Fiduciario

DAVID COPPEL CALVO

/s/ David Coppel Calvo

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us, will be filed, on behalf of each of us.

Date: May 30, 2023

FIDEICOMISO DE ADMINISTRACIÓN CON DERECHO DE REVERSIÓN IDENTIFICADO CON EL NÚMERO F/3871

By:	INVEX S.A., as Trustee

By:	/s/ Francisco Javier Martínez García
	Name:	Francisco Javier Martínez García
	Title:	Delegado Fiduciario

By:	/s/ Pedro Izquierdo Rueda
	Name:	Pedro Izquierdo Rueda
	Title:	Delegado Fiduciario

CONTRATO DE FIDEICOMISO DE ADMINISTRACIÓN CON DERECHO DE REVERSIÓN NÚMERO F/3989

By:	INVEX S.A., as Trustee

By:	/s/ Francisco Javier Martínez García
	Name:	Francisco Javier Martínez García
	Title:	Delegado Fiduciario

By:	/s/ Pedro Izquierdo Rueda
	Name:	Pedro Izquierdo Rueda
	Title:	Delegado Fiduciario

DAVID COPPEL CALVO

/s/ David Coppel Calvo